

July 13, 2016

Mail Stop 4720

<u>Via E-mail</u>
Mr. Joseph Zanco
Chief Financial Officer
Home Bancorp, Inc.
503 Kaliste Saloom Road
Lafayette, Louisiana 70508

      **Re:    Home Bancorp, Inc.**
               **Form 10-K for the Fiscal Year Ended December 31, 2015**
               **Filed March 14, 2016**
               **File No. 001-34190**

Dear Mr. Zanco:

      We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

<u>Note 5 – Loans, page 59</u>

1. We note your disclosure on page 62 that you have $20.0 million and $32.0 million of acquired loans that were accounted for under ASC 310-30 as of December 31, 2015 and 2014, respectively.  Please respond to the following:

   - We note your disclosure on page 67 that states that nonaccrual acquired loans accounted for under ASC 310-30 totaled $4.6 million and $11.8 million as of December 31, 2015 and 2014, respectively.  Please clarify whether you have ceased recognizing interest income on these loans in accordance with ASC 310-30.  If so, please explain your basis for being unable to reasonably estimate the cash flows for these loans.  Please refer to ASC 310-30-35-3 for guidance.

   - Please tell us whether you have any loan pools under ASC 310-30 that continue to have loans, but no longer have any remaining accretable difference.  If so, please quantify those pools, and explain the factors driving zero accretable difference for these pools.

- We note per page 56 of your disclosure that for two of your acquisitions, you show a reclass from the accretable difference to the nonaccretable difference. Please discuss the basis for these transfers.

- We note per page 56 that for your GSFC acquisition, you show an accretable yield of $0.05 million as of December 31, 2015, after a significant transfer of $1.2 million to nonaccretable difference during 2015. However, your disclosure also states that the remaining weighted average contractual life of the loan portfolio with acquired deteriorated credit quality for GSFC was 5.6 years. Given the length of the remaining life, please tell us why the accretable yield is so small.

Note 20 – Fair Value Disclosures, page 80

2. We note your disclosure on page 82 that as of December 31, 2015 and 2014, you have $23.8 million and $39.0 million, respectively of assets recorded at fair value on a non-recurring basis and classified as Level 3 measurements in the fair value hierarchy. Included within these totals, you have classified $19.9 million and $32.0 million of acquired loans with deteriorated credit quality as of December 31, 2015 and 2014, respectively. Please respond to the following:

- Tell us why you have categorized acquired loans with deteriorated credit quality as non-recurring fair value measurements as of December 31, 2015 and 2014. In this regard, given that these loans are accounted for under ASC 310-30, it is unclear why they would be measured at fair value at these dates.

- Please tell us, and revise future filings to disclose, the quantitative information about the significant unobservable inputs used in your Level 3 fair value measurements as required by ASC 820-10-50-2(bbb).

Item 11. Executive Compensation, page 88

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 13
Base Salary, page 14

3. In the last paragraph at the end of page 14 you state that the salaries of three named executive officers, including Mr. Bordelon's, the company's President and Chief Executive Officer were not adjusted in 2015. Please explain this statement in light of Mr. Bordelon's salary increase of over $100,000 in 2015. In this regard, we note your Summary Compensation Table disclosure on page 17. In future filings please ensure that your disclosure explains how the material factors considered by the compensation committee resulted in actual compensation decisions.

Incentive Bonuses, page 15

4. In future filings, please disclose the actual level of achievement for each applicable financial target, and whether consideration of subjective individual performance evaluation impacted a named executive officer's ultimate bonus payment. In addition, as these bonus amounts appear to represent non-equity incentive plan compensation, in future filings please revise your Summary Compensation Table to disclose them in accordance with Item 402(c)(2)(vii) of Regulation S-K. Similarly, your Grants of Plan Based Awards table on page 18 should be revised to reflect the threshold, target and maximum amount of estimated future payouts under non-equity incentive plans in compliance with Item 402(d)(2)(iii) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Cara Lubit at 202-551-5909 or me at 202-551-3512 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Dilk at 202-551-3427 or Era Anagnosti at 202-551-3369 with any other questions.

Sincerely,

/s/ Stephanie L. Sullivan

Stephanie L. Sullivan
Senior Assistant Chief Accountant
Office of Financial Services